UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stillo, John F.
   250 East Carpenter Freeway
   Irving, TX  75062-2729
   USA
2. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/30/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Executive Vice President, Comptroller and Principal Accounting Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Class A Common Stock       |9/6/00|F   |V|5,301(1)          |D  |$36.63     |                   |D     |                           |
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Class A Common Stock       |11/30/|D   |V|12,714.93         |D  |(2)        |0                  |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |11/30/|D   |V|4,584.94          |D  |(3)        |0                  |I     |By 401(k) plan             |
                           |00    |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Options         |$14.50  |11/30|D   |V|9,140      |D  |(4)  |5/7/2|Class A Comm|9,140  |(5)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |006  |on Stock    |       |       |            |   |            |
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Stock Options         |$21.63  |11/30|D   |V|10,000     |D  |(4)  |1/2/2|Class A Comm|10,000 |(6)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |007  |on Stock    |       |       |            |   |            |
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Stock Options         |$35.31  |11/30|D   |V|14,000     |D  |(4)  |1/1/2|Class A Comm|14,000 |(7)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |008  |on Stock    |       |       |            |   |            |
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Stock Options         |$42.25  |11/30|D   |V|30,000     |D  |(4)  |1/4/2|Class A Comm|30,000 |(8)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |009  |on Stock    |       |       |            |   |            |
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Stock Options         |$26.56  |11/30|D   |V|30,000     |D  |(4)  |1/3/2|Class A Comm|30,000 |(9)    |0           |D  |            |
                      |        |/00  |    | |           |   |     |010  |on Stock    |       |       |            |   |            |
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Phantom Stock Units   |1-for-1 |11/30|D   |V|564.57     |D  |(10) |(10) |Class A Comm|564.57 |(10)   |0           |D  |            |
                      |        |/00  |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1.  Payment of tax liability by delivering or withholding securities incident to the vesting of a security issued in accordance with Rule 16b-3.
2.  Disposed of pursuant to a merger agreement between issuer and Citigroup
Inc. in exchange for 9,325.13 shares of Citigroup Inc. common stock having a market value of $49.81 per share on
the effective date of the
merger.
3.  Disposed of pursuant to a merger agreement between issuer and Citigroup
Inc. in exchange for 3,362.60 shares of Citigroup Inc. common stock having a market value of $49.81 per share on
the effective date of the
merger.
4. All options are  exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years.
5.This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 6,703 shares of Citigroup Inc. common stock for $19.77 per share.
6.  This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 7334 shares of Citigroup Inc. common stock for $29.49 per share.
7.  This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 10,268 shares of Citigroup Inc. common stock for $48.15 per share.
8.  This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 22,002 shares of Citigroup Inc. common stock for $57.61 per share.
9.  This option was assumed by Citigroup Inc. in the merger and replaced with an option to purchase 22,002 shares of Citigroup Inc. common stock for $36.22 per share.
10. These phantom stock units, acquired pursuant to AFS's excess benefit plan, were assumed by Citigroup Inc. in the merger and replaced with 414.05 Citigroup
Inc. phantom stock units and will
be settled upon the reporting person's retirement or other termination of service.
SIGNATURE OF REPORTING PERSON
/s/ Frederic C. Liskow on behalf of John F. Stillo
DATE
December 8, 2000